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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A
(AMENDMENT NO. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

DUKE REALTY CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Indiana (State of incorporation)	35-1740409 (I.R.S. Employer Identification Number)
600 East 96th Street, Suite 100 Indianapolis, Indiana (Address of Principal Executive Offices)	46240 (Zip Code)

    If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. /x/

    If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. / /

    Securities Act registration statement file number to which this form relates:

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on which Each Class is to be Registered
Rights to Purchase Preferred Stock	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

    On November 21, 2001, Duke Realty Corporation (the "Company") amended the Company's Rights Agreement dated July 23, 1998 between the Company and American Stock Transfer & Trust Company (the "Rights Agreement"). The principal purpose of the amendment is to exempt purchases of shares of the Company's common stock made pursuant to "Qualifying Offers" from certain provisions of the Rights Agreement. To reflect that amendment, Items 1 and 2 of the Registration Statement on Form 8-A filed by the Company on July 31, 1998 are hereby amended to read in their entirety as follows:

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

    On July 23, 1998, the Company declared a dividend of one right ("Right") for each outstanding share of the Company's Common Stock, par value $.01 per share ("Company Common Stock"), to stockholders of record at the close of business on August 3, 1998 (the "Record Date") and for each share of Company Common Stock issued (including shares distributed from the Company's treasury) by the Company thereafter and prior to the Distribution Date (as defined below). Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-thousandth of a share (a "Unit") of Series C Junior Preferred Stock, par value $.01 per share ("Preferred Stock"), of the Company, at a purchase price of $95.00 per share, in cash (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement. In general, each Unit has substantially the same economic attributes and carries substantially the same voting rights as one share of Company Common Stock.

    Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights certificates will be distributed. The Rights will separate from the Company Common Stock and the "Distribution Date" will occur upon the earliest of (i) 10 business days (or such later date as may be determined by action of a majority of the Continuing Directors (as defined in the Rights Agreement) prior to such time) following a public announcement (the date of such announcement being the "Stock Acquisition Date") that (a) a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of Company Common Stock other than pursuant to a Qualifying Offer (as defined below) or (b) a majority of the Continuing Directors of the Company has, in accordance with the criteria set forth in the Rights Agreement, declared a person who beneficially owns at least 10% of the then outstanding shares of Company Common Stock to be an "Adverse Person," (ii) 10 business days (or such later date as may be determined by action of a majority of the Continuing Directors prior to such time) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of Company Common Stock (other than a tender or exchange offer for all outstanding shares of Company Common Stock at a price and on terms that a majority of the Continuing Directors of the Company determines to be fair to and otherwise in the best interests of the Company and its stockholders), and (iii) the date on which it is publicly announced that a person or group has acquired beneficial ownership of 40% or more of the then outstanding shares of Company Common Stock.

    A "Qualifying Offer" is a tender offer for all outstanding shares of Company Common Stock which meets all of the following requirements:

  (b)
  Consideration. The consideration offered must consist exclusively of (i) cash; (ii) shares of Liquid Common Stock (as defined below) or (iii) a combination of cash and shares of Liquid Common Stock. For this purpose, "Liquid Common Stock" means common stock that (i) is issued by a corporation organized under the laws of any state within the United States; (ii) is listed on a national securities exchange or the Nasdaq National Market; and (iii) has a public float value (as defined in Regulation M under the Securities Act of 1933, as amended), without giving effect to the consummation of any Qualifying Offer, of not less than

    $2,000,000,000 and an ADTV value (as that term is used in Regulation M) of not less than $7,500,000.

  (b)
  Fully Financed. The person or group making the tender offer must, prior to or on the date of commencement of the offer, have provided the Company with firm written commitments that have been issued by responsible financial institutions and have been accepted by such person or group, to provide funds for the offer that, when added to the amount of cash and cash equivalents that such person or group then has available and has irrevocably committed to be used for the purpose, will be sufficient to pay for all shares outstanding on a fully diluted basis and all related expenses. The financing commitments must be subject only to customary terms and conditions, which may not include (i) conditions requiring access by the financial institutions to non-public information to be provided by the Company, (ii) conditions based on the accuracy of any information concerning the Company other than such as would be the subject of representations in a public financing by the Company, or (iii) conditions requiring the Company to make any representations, warranties or covenants in connection with the financing.

  (c)
  Two-Thirds Requirement. The person or group making the tender offer must own, immediately after consummating the offer, at least two-thirds of the then outstanding shares of Company Common Stock (calculated on a fully-diluted basis on the assumption that all options, warrants and similar rights (other than the Rights) and all conversion, exchange and similar privileges are fully exercised and that all vesting and similar restrictions are accelerated before such exercise).

  (d)
  Duration and Conditions. The offer must remain open for at least 60 business days and must be extended for at least 20 business days after the last increase in the price offered and after any bona fide higher alternative offer is made. The offer must be subject only to customary terms and conditions, which may in no event include any satisfaction of any conditions relating to the business, financial condition, results of operations or prospects of the Company other than such as are based on information publicly disclosed by the Company.

  (e)
  Second Step Commitment. The person or group making the tender offer must irrevocably commit, prior to or upon commencement of the offer, (i) subject to clause (iii) below, to consummate promptly upon completion of the offer an all-cash transaction whereby all shares not tendered in the offer will be acquired at the same price per share paid pursuant to the offer and all options, warrants and similar rights, and all conversion and exchange rights, entitling the holder to acquire shares of Company Common Stock will be converted into the right to receive, in lieu of shares of Company Common Stock, the consideration payable for those shares in the offer, and otherwise that such person or group will not purchase any shares of Company Common Stock (or any partnership interests or securities convertible into or exchangeable for shares of Common Stock) following completion of the offer, (ii) that except as described in clause (iii) below, such person or group will not materially amend the terms of the offer (other than an increase in the price offered), (iii) that if the consideration offered includes Liquid Common Stock, such person or group will, if so requested in writing by the Company's Board of Directors at any time prior to consummation of the offer, undertake to structure its acquisition of the Company as a reorganization that, under the applicable provisions of the Internal Revenue Code of 1986, as amended (or any successor or replacement statute), will not result in the immediate recognition of taxable gain by any beneficial owner of shares of Company Common Stock and (iv) that such person or group will not make an offer for any equity securities of the Company for six months after the commencement of the original offer if the original offer does not result in the tender of the required minimum of two-thirds of the outstanding shares, except in certain circumstances involving the making by an unrelated party of a competing offer.

    Until the Distribution Date, (i) the Rights will be evidenced by Company Common Stock certificates and will be transferred with and only with such Company Common Stock certificates, (ii) new Company Common Stock certificates issued after the Record Date (including shares distributed from the Company's treasury) will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates evidencing outstanding Company Common Stock will also constitute the transfer of the Rights associated with the Company Common Stock evidenced by such certificates.

    The Rights are not exercisable until the Distribution Date and will expire at the close of business on July 23, 2008 unless the Rights are earlier redeemed or exchanged by the Company. As soon as practicable after the Distribution Date, separate Certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Company Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

    In the event (a "Flip-In Event") that (i) a person becomes an Acquiring Person (other than pursuant to a Flip-Over Event (as defined below)), (ii) a majority of the Continuing Directors of the Company declares a person to be an Adverse Person, (iii) the Company is the surviving corporation in a merger with an Acquiring Person and shares of Company Common Stock shall remain outstanding, (iv) an Acquiring Person or an Adverse Person engages in one or more "self-dealing" transactions specified in the Rights Agreement, or (v) during such time as there is an Acquiring Person or an Adverse Person, an event occurs which results in such Acquiring Person's or Adverse Person's ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization), then, in each such case, each holder of a Right will thereafter have the right to receive, upon exercise, Units (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of Units issuable upon exercise of a Right prior to the Flip-In Event. Notwithstanding the foregoing, following the occurrence of any Flip-In Event all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person (or by certain related parties) will be null and void.

    In the event (a "Flip-Over Event") that, at any time following the Stock Acquisition Date or at a time when Continuing Directors constitute less than a majority of the Company's Board of Directors, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation, (ii) any person consolidates or merges with the Company and all or part of the Company Common Stock is converted or exchanged for securities, cash or property of any other Person, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, then, in each such case, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person or Adverse Person having a value equal to two times the exercise price of the Right.

    The Purchase Price payable, and the number of Units issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Company Common Stock, (ii) if holders of the Company Common Stock are granted certain rights or warrants to subscribe for Company Common Stock or convertible securities at less than the current market price of the Company Common Stock, or (iii) upon the distribution to the holders of the Company Common Stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

    With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional Units. In lieu thereof, an adjustment in cash may be made based on the market price of the Company Common Stock prior to the date of exercise.

    At any time prior to the Distribution Date, a majority of the Continuing Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.0025 per Right (the "Redemption Price"), subject to adjustment in certain events, payable, at the election of such majority of the Continuing Directors, in cash, shares of Company Common Stock or such other form of consideration as the Continuing Directors may determine. Immediately upon effectiveness of the action of a majority of Continuing Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    At any time prior to the Distribution Date, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an Adverse Person, or an affiliate or an associate of an Acquiring Person or an Adverse Person, which will have become void), in whole or in part, for shares of Company Common Stock at an exchange ratio determined as provided in the Rights Agreement.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. Following exercise, the holder's rights will be determined by the type of consideration received upon the exercise. Although the distribution of the Rights should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units (or other consideration) or are exchanged as provided in the preceding paragraph.

    The provisions of the Rights Agreement may be amended without the approval of the holders of Company Common Stock at any time prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption may be made after the Rights are no longer redeemable. The rights of holders of the Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions. The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by a majority of the Continuing Directors of the Company, unless the offer is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by a majority of the Continuing Directors because the Rights may be redeemed by the Company at $.0025 per Right at any time on or prior to the tenth business day following the Stock Acquisition Date (subject to extension by a majority of the Continuing Directors); provided, however, that the rights will cease to be redeemable if any person or group acquires beneficial ownership of 40% or more of the outstanding Company Common Stock. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirors are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

    A copy of the Rights Agreement specifying the terms of the Rights, which includes as Exhibit A the form of Rights Certificate, is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement as amended.

ITEM 2 EXHIBITS.

Exhibit 2.1	Rights Agreement, dated as of July 23, 1998, by and between Duke Realty Investments, Inc. and American Stock Transfer & Trust Company, as Rights Agent (including the form of Rights Certificate as Exhibit A), incorporated by reference from Exhibit 7.1 to the Current Report on Form 8-K of Duke Realty Investments, Inc. filed July 31, 1998.
Exhibit 2.2	Amendment No. 1 to the Rights Agreement, dated as of November 21, 2001, by and between Duke Realty Corporation and American Stock Transfer & Trust Company, as Rights Agent.

SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DUKE REALTY CORPORATION
Date: November 21, 2001	By:	/s/ HOWARD L. FEINSAND
Howard L. Feinsand

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Securities to be registered pursuant to Section 12(b) of the Act
SIGNATURES